Exhibit 99.1

Invitation to half-year results 2024 conference call

Dear Madam or Sir,

SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN; NASDAQ: SHLT) invites you to its investor and media conference call to discuss the half-year results 2024. The conference call for investors, journalists, and analysts will be hosted by David Arnon, CEO, and Amir Hai, CFO, and has been scheduled for:

Date: Thursday, 26 September 2024
Time: 10.00 am CET / 11.00 am Israel Time

The conference call can be accessed live via the dial-in numbers:

From Europe	+41 (0)58 310 50 00
From the UK	+44 (0) 207 107 06 13
From the USA	+1 (1) 631 570 56 13
From Israel	+972 3763 1173

Other international numbers are available here.

After the presentation, there will be an open Q&A. The conference call will be held in English.

The press release, the half-year report and the presentations slides will be made available at the company website www.shl-telemedicine.com at 7.00 am CET on 26 September 2024.

For any additional support, please contact Fabienne Farner, phone +41 43 244 81 42 or e- mail shl@irf-reputation.ch.

We would be pleased to welcome you to this conference call.

Yours sincerely,
The SHL IR and communications team